[AvalonBay Communities, Inc. Letterhead]

December 21, 2007

VIA EDGAR AND TELECOPIER

Pam Howell
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549

Re:          AvalonBay Communities, Inc.

                Definitive 14A

                Filed April 2, 2007

                File No. 1-12672

Dear Ms. Howell:

This letter is submitted on behalf of AvalonBay Communities, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Definitive Schedule 14A filed on April 2, 2007 (file no. 1-12672) (the “Proxy Statement”), as set forth in your letter dated December 12, 2007 addressed to me.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment.

Comment:

We reissue comment nine from our letter dated August 21, 2007.  We direct your attention to the disclosure in footnote five regarding all other compensation.  It appears that the disclosure has combined the amounts for the car allowance, amounts contributed to 401K accounts, and dividends paid on unvested shares of restricted stock.  It also appears that the disability insurance premiums were not specifically quantified.  Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K requires that you specifically identify and quantify any item (other than a perquisite or personal benefit) whose value exceeds $10,000 and that you quantify each perquisite or personal benefit whose value exceeds $25,000.  The footnote should provide the value of each separate item, perquisite or personal benefit required to be included in the footnote.

Response to Comment:

The Company will comply with this comment in future filings.

Please do not hesitate to contact me at (703) 317-4639 if any questions arise concerning the response contained in this letter or any other matters related to the Company’s filings with the Commission.

Very truly yours,

/s/ Edward M. Schulman
Edward M. Schulman
Senior Vice President and General Counsel

cc:           John O. Newell, Esq.